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                  CERTAINTEED CORPORATION CONFIRMS COMMITMENT
                                TO TENDER OFFER

Valley Forge, PA, May 3, 2000 - CertainTeed Corporation, a wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), today expressed its disappointment with Brunswick Technologies, Inc.'s (Nasdaq: BTIC) response to CertainTeed's offer to purchase all of the outstanding shares of BTI at a cash price of $8.00 per share.

CertainTeed issued the following statement:

"While we haven't had an opportunity to fully review BTI's SEC filing, we are disappointed with BTI's rejection of our $8.00 all cash tender offer. We are committed to pursuing this transaction, which we believe offers substantial benefits to both BTI shareholders and employees. Our offer delivers significant and immediate value to BTI shareholders and the BTI / CertainTeed combination offers BTI employees more opportunities in an organization with far greater scale and resources. We welcome BTI's commitment to explore strategic alternatives to enhance value for all shareholders and look forward to sitting down with the committee of independent directors and management to discuss the benefits of this transaction."

Lehman Brothers Inc. is financial advisor to CertainTeed Corporation and Compagnie de Saint-Gobain and Dealer Manager for the offer, and Innisfree M&A Incorporated is acting as Information Agent for the offer.

CertainTeed Corporation is a leading manufacturer of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The company is headquartered in Valley Forge, Pennsylvania, and has more than 7,000 employees and 45 manufacturing facilities throughout the United States.

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This release may contain some forward-looking statements.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS:

Joele Frank / Josh Silverman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449  ext. 110/121